Exhibit (a)(5)(F)
Alcatel-Lucent completes tender offer for Motive
PARIS, October 7, 2008 — Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced that its wholly owned subsidiary, Lucent Technologies Inc., has completed its tender offer for all outstanding shares of Motive, Inc. The tender offer expired at 5:00 p.m., New York City time, on Monday, October 6, 2008.
As of such time, an aggregate of approximately 29.3 million shares (including approximately 0.4 million shares that were tendered pursuant to guaranteed delivery procedures) of Motive common stock had been tendered into, and not withdrawn from, the offer. These shares represent approximately 96.0% of Motive’s outstanding shares (including approximately 1.3% of outstanding shares that were tendered pursuant to guaranteed delivery procedures). All tendered shares have been accepted in accordance with the terms of the tender offer.
Alcatel-Lucent intends to complete the merger contemplated by the merger agreement as soon as practicable thereafter, with Motive becoming a wholly owned subsidiary of Alcatel-Lucent.
About Alcatel-Lucent
Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprise and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved revenues of Euro 17.8 billion in 2007 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts
Mary Lou Ambrus	Tel: + 1 908 582 8501	mambrus@alcatel-lucent.com
Mary Ward	Tel: + 1 908 582 7658	mward@alcatel-lucent.com

Alcatel-Lucent Investor Relations
Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com
Important Additional Information
This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Motive common stock is made only pursuant to an offer to purchase, letter of transmittal and related materials that Alcatel Lucent, Lucent Technologies Inc. and Magic Acquisition Subsidiary Inc. filed with the U.S. Securities and Exchange Commission on July 16, 2008. Motive filed with the U.S. Securities and Exchange Commission a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the tender offer. Shareholders of Motive are urged to read these materials carefully because they contain important information, including the terms and conditions of the tender offer. Shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the U.S. Securities and Exchange Commission’s Website at www.sec.gov or by contacting D.F. King, the information agent for the offer, at (800) 347-4750.

Safe Harbor for Forward Looking Statements
This press release may contain forward looking information based on the current expectations of Alcatel-Lucent. Because forward looking statements involve risks and uncertainties, actual results could differ materially. All statements other than statements of historical fact are statements that could be deemed forward looking statements, including the expected benefits and costs of the transaction with Motive, management plans relating to the transaction, the anticipated timing of filings and approvals relating to the transaction, the ability of Motive to satisfy all conditions to closing of the transaction, the expected timing of the completion of the transaction, the ability to complete the transaction, any statements of the plans, strategies and objectives of future operations, and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected, risks related to the timing or ultimate completion of the transaction, that, prior to the completion of the transaction, Motive’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies, and other risks that are described from time to time in the public filings of Alcatel-Lucent and Motive with the U.S. Securities and Exchange Commission.
The forward looking statements speak only as of the date of this press release. Alcatel-Lucent expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements included in this press release to reflect any changes in expectations with regard thereto or any changes in events, conditions, or circumstances on which any such statement is based.